UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly Held Company

CNPJ/MF nº 90.400.888/0001-42

ANNOUNCEMENT TO THE MARKET

Banco Santander (Brasil) S.A. ("Santander"), informs that it has executed a heads of agreement with Ernesto Corrêa da Silva, the current indirect controlling shareholder of GetNet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua S.A. (“GetNet”), through which were established the preliminary terms and conditions for the acquisition of the activities of (i) capturing and processing acquiring transactions (credit and debit cards), (ii) POS rental operations already developed by Santander Getnet Serviços para Meios de Pagamento S.A., and (iii) GetNet vertical transactions of cards segment ("Transaction"). For the purpose of the maintenance of the successful partnership between Santander and the current shareholders of GetNet, GetNet current shareholders will maintain a minority stake in the business.

The Transaction will allow Santander to capture the opportunities that the acquiring business brings through differentials of innovation in services and technology. This is a strategic lever to increase Santander’s positioning in the trade and services sectors through the acquiring business.

The closing of the Transaction is subject to compliance with certain customary conditions in this type of transaction, including: (i) the completion of due diligence, (ii) the parties have defined the corporate structure of the Transaction and the terms and conditions of the definitive agreements required for its formalization, (iii) the parties have obtained all necessary corporate authorizations to carry out the Transaction, and (iv) the Transaction is approved by the relevant governmental authorities, including the Central Bank of Brazil and the Brazilian Antitrust authorities, in accordance with the timeframes and applicable terms and regulations.

Santander will keep its shareholders and the market in general informed of any new developments related to the transaction.

São Paulo, July 15th, 2013.

Banco Santander (Brasil) S.A.
Carlos Alberto López Galán

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 15, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer